Mail Stop 4720

December 4, 2009

Michael M. Magee
President and Chief Executive Officer
Independent Bank Corporation
230 West Main Street, P.O. Box 491
Ionia, Michigan 48846

> **Re:** **Independent Bank Corporation**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed November 25, 2009**
> **File No. 000-07818**

Dear Mr. Magee:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The Retail TP Exchange Offer, page 9

1.   Please disclose the number of common stock that would be issued if 100% of the trust preferred securities of IBC Capitol Finance II are exchanged for Independent Bank Corporation's common stock as of the most recent practicable date.

Terms of Proposed Exchange Offer for CPP Preferred Shares, page 19

2.   We note your disclosure on page 19 that you intend to issue common stock to the Treasury at a discount to the liquidation amount of the preferred CPP shares. Please disclose what indications you have received from Treasury that you may be able to exchange the preferred shares at a discount. Additionally, we note that the assumptions included in your pro forma disclosure assume this discount; please revise to reflect the impact if you do not receive the discount or include your justification for the assumption.

Pro Forma Financial Information, page A-1

3.   We note that your presented pro forma financial information gives effect to proceeds received from a public offering of shares of your common stock. Please tell us how you determined the cash offering transaction to be probable and that it was appropriate to include cash proceeds from this transaction in the pro forma financial statements, considering the guidance in Article 11 of Regulation S-X and taking into consideration your statement at the bottom of each pro forma financial statement that the inclusion of the Capital Transactions is not indicative that such transactions are likely to occur.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Edwin Adames at (202) 551-3447 or Amit Pande, Accounting Branch Chief at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3464 with any other questions.

                                                Sincerely,

                                                Kathryn McHale
                                                Staff Attorney

CC: By Fax: (616) 336-7000
        Seth Ashby
        Kim Baber
        Varnum LLP